UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

West Bay BDC LLC
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Qatar Investment Authority
Ooredoo Tower (Building 14)
Al Dafna Street (Street 801)
Al Dafna (Zone 61)
PO Box: 23224
Doha, State of Qatar
(+974) 4499-5919

With a copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
97.03%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 927,500 Units issued and outstanding as of October 16, 2024, based on information provided by the Issuer, which gives effect to the issuance of all Units subject to the Drawdown Notice (as defined in Item 3 of this Schedule 13D), dated October 16, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the units of limited liability company interests (the “Units”), of West Bay BDC LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive offices of the Issuer is 200 West Street, New York, NY 10282.

Item 2.	Identity and Background.

(a)–(c) This Schedule 13D is filed by Qatar Investment Authority (“QIA” or the “Reporting Person”), the sovereign wealth fund of the State of Qatar, with respect to Units held of record by West Bay Holding LLC (the “Investor”), a limited liability company formed under the laws of Qatar, and a wholly-owned subsidiary of the Reporting Person.

The address of the principal business and principal office of the Reporting Person is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224 Doha, State of Qatar.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Qatar.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 2, 4, 5 and 6 of this Schedule 13D are incorporated into this Item 3 by reference.

On September 23, 2024, the Issuer and the Investor entered into a subscription agreement (the “Subscription Agreement”) for Units.  Pursuant to the Subscription Agreement, and subject to the Issuer LLC Agreement (as defined below), the Investor has agreed to purchase Units from the Issuer for an aggregate purchase price of up to $900,000,000 (the “Commitment”), which is payable at such times and in such amounts as required by the Issuer following receipt of the required notice.  In accordance with the Issuer LLC Agreement, the Investor will be required to make capital contributions (up to the amount of its undrawn Commitment) to purchase Units at the Issuer’s then-current net asset value per Unit each time the Issuer delivers a drawdown notice (the “Drawdown Notice”) at any time during the life of the Issuer (subject to certain conditions regarding the duration of the investment period, the termination of which will subject the Issuer to certain restrictions regarding when it may issue further drawdowns).  Any such requirement to make capital contributions cannot exceed the Commitment.  The Drawdown Notice must be delivered in respect of such Commitment at least ten Qatari business days prior to the required funding date.

On October 16, 2024, the Issuer delivered a Drawdown Notice, dated October 16, 2024, to the Investor for the acquisition of 900,000 Units from the Issuer at a price per Unit of $20.00.  The source of funds to be used to purchase such Units is expected to be cash reserves of the State of Qatar.

As of the date hereof, $18,000,000 of the Investor’s Commitments have been drawn down by the Issuer.  Additional purchases of Units for an aggregate purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement.

Item 4.	Purpose of the Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Person continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  Depending on such assessments, and any applicable transfer restrictions with respect to the Units, the Reporting Person and/or its affiliates may acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for securities, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the current price of Units, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Issuer’s Board of Directors (the “Board”), engaging in discussions with any other shareholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to its capitalization, Board composition or operations or changing its intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information provided in this Item 5 is as of October 16, 2024 and gives effect to the issuance of all Drawdown Notices, dated October 16, 2024, delivered by the Registrant.

(a)
The Reporting Person has sole voting and dispositive power over 900,000 Units, representing 97.03% of the outstanding Units.  The beneficial ownership percentage assumes that there are 927,500 Units outstanding after giving effect to the issuance of all Units subject to the Drawdown Notice dated October 16, 2024, and is based on information provided by the Issuer.

(b)	Number of Units to which the Reporting Person person has:

(i)	Sole power to vote or direct the vote: 900,000
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 900,000
(iv)	Shared power to dispose or direct the disposition: 0

(c)	Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in Units during the past sixty days.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

On September 23, 2024, pursuant to the terms of the Subscription Agreement, the Investor became a member of the Issuer and subject to and bound by the terms of the Issuer’s Second Amended and Restated Limited Liability Company Agreement of West Bay BDC LLC, dated September 23, 2024, (the “Issuer LLC Agreement”).

Among other things, the assignability and transferability of the Units are governed by the Subscription Agreement and the Issuer LLC Agreement, which impose substantial restrictions on transfers.  Additionally, while the Issuer LLC Agreement grants the Issuer the power to make guarantees in order to support its financings, such agreement prohibits the Issuer from entering into or issuing any guarantees without the written consent of a majority-in-interests of the Issuer’s members.  The Issuer LLC Agreement also permits the Issuer to distribute quarterly investment income and investment company taxable income, subject to certain conditions, and provides that all distributions on the Units will be distributed among the Issuer’s members equally on a per Unit basis (subject to adjustments for withholding tax).

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Subscription Agreement and the Issuer LLC Agreement, filed herewith as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including any class of such issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Subscription Agreement, dated as of September 23, 2024, by and between West Bay BDC LLC and West Bay Holding LLC.

2
Form of Second Amended and Restated Limited Liability Company Agreement of West Bay BDC LLC, dated as of September 23, 2024 (incorporated by reference to Exhibit 3.2 of the Issuer’s Amendment No. 3 to Form 10, filed with the SEC on August 14, 2024).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2024

Qatar Investment Authority

	By:	/s/ Andrew Watkins
Name: Andrew Watkins
Title: Head of Compliance